Exhibit 99.19

PRESS RELEASE

Trading Symbol: SVM.TO	August 13, 2008

SILVERCORP REPORTS RECORD CASH FLOW OF US$25.1 MILLION & RECORD SILVER PRODUCTION OF 1.1 MILLION OUNCES FOR THE 1st QUARTER ENDED JUNE 30, 2008

VANCOUVER, British Columbia - August 13, 2008 - Silvercorp Metals Inc. (the “Silvercorp” of “Company”) is pleased to announced the unaudited financial and operating results for the first quarter ended June 30, 2008. The financial results in the following text are expressed in US dollars (US$) unless stated otherwise.

FIRST QUARTER HIGHLIGHTS:

  Record sales revenue of US$30.9 million, an increase of 39% from the prior year period
  Record cash flow from operation of US$25.1 million, an increase of 33% from the prior year period
  Record silver production of 1.1 million ounces, an increase of 27% from the prior year period
  Industry leading low total production costs per ounce of silver are continuing to be achieved with a cash cost for silver production at negative $6.79 per ounce after adjustment for by-product credits,
  Achieved limited production and profit at the TLP and LM Mines within only three months after their acquisition

  The Company has noted an improved outlook for its power supply problems outlined in the August 8, 2008 news release. There has been no power rationing for the last five days. The local County Utility Bureau has assured the Company minimum power rationing as power supply to the local county has also improved when a new hydro power generating project in the County was brought into operation last week. Management is working closely with the local Utility Bureau to minimize future power interruptions, including investing almost $1 million since last May to build a new power line to the Ying Mine. The new power line is expected to be complete by the end of this August. The Company is also expanding diesel power generating capacity at the Ying mine to cope with potential power rationing. Further guidance on the power situation will be provided as the situation evolves.

  FINANCIAL HIGHLIGHTS

  For the 1st quarter ended June 30, 2008, the Company achieved record sales of $30.9 million, compared to $22.3 million for the same period one year ago. This represents an increase of 39% in sales revenue. Gross profit from operations amounted to $21.4 million (2007 - $17.4 million), an increase of 23% and representing a gross margin of 69% (2007 - 78%). Earnings before other income and expenses increased 13% to $17.1 million (2007 - $15.1 million). The net income was $11.6 million (2007 - $14.5 million) with a net profit margin of 38% (2007 - 65%). Net earnings of $0.08 per basic share represent $0.02 less compared to $0.10 per basic share for the same period last year.

  After adjusting the prior year’s net income for an income tax benefit of $1.5 million, and mineral property option income of $1.9 million, net income for the 1st quarter ended June 30, 2008 in fact increased by 4% to $11.6 million as compared to adjusted net income for the prior year’s quarter of $11.2 million. The basic earnings per share of $0.08 for the 1st quarter ended June 30, 2008 is comparable to the adjusted basic earnings per share of $0.08 for the same period one year ago.

  Cash provided by operating activities rose 33% to a record of $25.1 million ($0.17 per share) for the 1st quarter ended June 30, 2008, a 33% increase compared to $18.9 million ($0.13 per share) over the same period one year ago.

  Net profit and the net earnings per share for the quarter ended June 30, 2008 did not increase in line with increased sales compared to the same period one year ago mainly due to the following reasons: (i) the Company mined low grade areas at the Ying Mine as outlined in the 2007 Resources Upgrade report by Mr. C. Broili and Dr. M. Klohn contributing to the $3.7 million increase in cash cost of goods sold; (ii) $1.2 million increase in amortization, depreciation, and depletion cost; (iii) $0.2 million increase in general exploration expenses; (iv) $1.8 million increase in administrative and professional fees; and (v) income tax expense of $2.1 million as the Company started to pay income tax in China and a tax provision of $2.0 million was recorded.

  Capital expenditures during the period amounted to $35.3 million (2007- $4.3 million) representing the purchase of mineral rights and properties of $31.5 million (2007 - $2.8 million) and the purchase of property, plant, and equipment of $3.8 million (2007 - $1.5 million). The Company ended the quarter with cash and cash equivalents and short term investments of $75.1 million (2007 - $72.6 million).

  During the 1st quarter ended June 30, 2008, the Company, through the facilities of the TSX Exchange, acquired 764,300 shares under the Normal Course Issuer Bid at a total cost of $4.7 million of which 470,000 shares were cancelled. Subsequent to June 30, 2008, the Company acquired 325,400 common shares under the Normal Course Issuer Bid at a cost of $1.6 million and the remaining 619,700 common shares were cancelled.

  OPERATIONAL HIGHLIGHTS

  During the quarter, the Company reached limited test production at the LM Mine and TLP Mine. This has enabled the Company to achieve record silver production of 1,106,282 ounces during the quarter, representing an increase of 27% compared to the prior year.

  Total sales and realized prices net of value added tax and smelter charges for the 1st quarter ended June 30, 2008 as compared to the same period of 2007, are comprised of the following:

  1,106,282 (2007 - 870,608) ounces of silver sold for $15.4 million (2007 - $9.4 million) at an average selling price of $13.93 (2007 - $10.86) per ounce;
  525 (2007 - 323 ) ounces of gold sold for $0.3 million (2007 - $0.1 million) at an average selling price of $661.24 (2007 - $452.05) per ounce;
  14,427,862 (2007 - 11,269,546) pounds of lead sold for $12.8 million (2007 - $8.3 million) at an average selling price of $0.89 (2007 - $0.74) per pound; and,
  4,165,194 (2007 - 3,849,273) pounds of zinc sold for $2.3 million (2007 - $4.3 million) at an average selling price of $0.55 (2007 - $1.13) per pound.

  For the 1st quarter ended June 30, 2008, a total of 135,944 (2007- 70,816) tonnes of ores were mined, representing a 92% increase compared to the same period of 2007, from which 3,388 (2007 - 2,658) tonnes of direct smelting ores were hand sorted for direct shipment to smelters, and 132,556 (2007 - 68,158) tonnes of ores were shipped to mills for treatment to recover silver-lead and zinc concentrates.

  The total mining cost per tonne of ore mined increased by 60% compared to the same period of 2007 to $73.45 per tonne ($/t) (2007 - $46.00/t), primarily caused by: an increase in amortization and depletion of $10.40/t; an increase in raw materials supply cost of $5.84/t; and, an increase in exploration cost of $10.73/t.

  The total milling cost per tonne of ore milled has increased by 22% to $13.39 per tonne of ore ($/t) (2007 - $11.00), mainly due to: an increase in depreciation of $1.00/t (2007 - nil); an increase in administration and transportation costs of $1.84/t; salary increase of $0.33/t; resource tax increase of $0.88/t; and, offset by raw materials decrease of $0.99/t, and utility cost decrease of $0.50/t.

  The Company continues to achieve industry leading low total production costs per ounce of silver. The total production cost increased by 41% to negative $5.37 per ounce of silver after adjusting for by-product credits for the 1st quarter ended June 30, 2008, compared to negative $9.12 per ounce in the same period a year ago. The cash production cost for silver adjusted for by-product credits increased by 31% to negative $6.79 (2007 - negative $9.79) per ounce.

  Ying Mine

  The head grades of run of mine ores of 77,762 and 66,798 tonnes from the Ying Mine for the 1st quarter ended June 30, 2008 and June 30, 2007 respectively, were:

  396.0 and 444.0 g/t for silver, a decrease of 11%;
  6.7% and 7.3% for lead, a decrease of 8%; and,
  3.3% and 3.5% for zinc, a decrease of 7%.

  The following table lists the grade changes over the last six quarters at the Ying Mine:

Ying Silver Property			For the Quarters Ended
	Q1 2009	Q4 2008	Q3 2008	Q2 2008	Q1 2008	Q4 2007
	30-Jun-08	31-Mar-08	31-Dec-07	30-Sep-07	30-Jun-07	31-Mar-07
Run of Mine Ores (tonne)
Direct Smelting Ores (tonne)	3,071	2,673	3,210	2,903	2,224	2,018
Ores Milled (tonne)	74,691	51,996	64,635	64,282	64,574	43,047
	77,762	54,669	67,845	67,185	66,798	45,065
Head Grades of Run of Mine Ores
Silver (gram/tonne)	396.0	488.9	461.7	446.8	444.0	502.1
Lead (%)	6.7	8.1	7.5	7.0	7.3	8.8
Zinc (%)	3.3	3.8	3.6	3.9	3.5	3.4

  As the mining process at the Ying Mine is going through certain lower grade pockets of ore zones, it is expected that the head grades of run of mine ores from the Ying Mine will be the similar to this quarter for at least one quarter, until those higher grade pockets of ore zones are developed.

  HPG Mine

  The head grades of run of mine ores of 13,356 and 8,812 tonnes from the HPG Mine for the 1st quarter ended June 30, 2008 and June 30, 2007, were:

  248.3 and 185.6 g/t for silver, an increase of 34%;
  9.7% and 7.9% for lead, an increase of 23%; and,
  0.6% and 1.7% for zinc, a decrease of 62%, respectively.

  The following table lists the grade changes over the last five quarters at the HPG Mine:

HPG Project		For the Quarters Ended
	Q1 2009	Q4 2008	Q3 2008	Q2 2008	Q1 2008
	30-Jun-08	31-Mar-08	31-Dec-07	30-Sep-07	30-Jun-07
Run of Mine Ores (tonne)
Direct Smelting Ores (tonne)	193	496	481	508	434
Ores Milled (tonne)	13,163	12,645	16,434	9,155	8,378
	13,356	13,141	16,915	9,663	8,812
Head Grades of Run of Mine Ores
Silver (gram/tonne)	248.3	198.9	217.3	259.3	185.6
Lead (%)	9.7	7.9	6.5	7.7	7.9
Zinc (%)	0.6	1.1	0.7	1.3	1.7

  LM Mine

  The LM Mine, in its first quarter of test production, achieved head grades of run of mine ores of 11,587 tonnes for the 1st quarter ended June 30, 2008 of:

  305.4 g/t for silver; and,
  2.0% for lead.

LM Project	For the Quarter Ended
Q1 2009
30-Jun-08
Run of Mine Ores (tonne)
Direct Smelting Ores (tonne)	71
Ores Milled (tonne)	11,516
11,587
Head Grades of Run of Mine Ores
Silver (gram/tonne)	305.4
Lead (%)	2.0
Zinc (%)	-

  TLP Mine

  The TLP Mine, in its first quarter of test production, achieved head grades of run of mine ores of 23,457 tonnes for the 1st quarter ended June 30, 2008 of:

  183.0 g/t for silver; and,
  2.7% for lead.
TLP Project	For the Quarter Ended
Q1 2009
30-Jun-08
Run of Mine Ores (tonne)
Direct Smelting Ores (tonne)	53
Ores Milled (tonne)	23,404
23,457
Head Grades of Run of Mine Ores
Silver (gram/tonne)	183.0
Lead (%)	2.7
Zinc (%)	-

  OUTLOOK

  Currently, the Company is operating and developing four Silver-Lead-Zinc mines at the Ying Mining Camp, Henan Province, owned through its 77.5% and 70% Chinese subsidiary companies. For the Ying Mine, as the mining process is working through certain low grade areas at the Ying Mine as outlined in 2007 resources upgrade by Mr. C. Broili and Dr. M. Klohn, it is expected that the head grade of run of mine ores from the Ying Mine will be similar to this quarter for at least one quarter, until those higher grade pockets of ore zones are developed. This may result in the Company’s bottom line not increasing during this period, as the Ying Mine represented 80% of the Company’s total revenue for the last quarter.

  For the TLP Mine, mining preparation and development are ramping up to reach capacity of 900 tonnes of ore per day (or 300,000 tonnes per year) in about two to three quarters. This may improve the Company’s sales and profit. The Company is still in the process of transferring the mining permits from the previous owner to the Company’s subsidiary Henan Found which remain subject to receipt of all necessary approvals from the Governmental departments of the Henan Province.

  In Guangdong Province, the Company is applying for a mining permit for the newly acquired GC/SMT property, owned through a 95% Chinese subsidiary. Silvercorp is also exploring the Na-Bao Polymetallic Project in Qinghai Province, China owned through its 82% Chinese subsidiary.

  The Company’s Audited Annual and Unaudited Interim Consolidated Financial Statements and Management’s Discussion and Analysis are available for review on our website at www.silvercorp.ca and through SEDAR at www.sedar.com.

  Selected unaudited interim consolidated results for the three months ended June 30, 2008 (Canadian GAAP) are attached to this news release.

  CONFERENCE CALL AND WEBCAST INFORMATION
  A conference call and live audio webcast to discuss the results have been scheduled as follows:

Date:	Thursday, August 14th, 2008
Time:	9:00 am PST (12:00 pm EST)
Dial-In Number:	1-651-291-5254
Live audio webcast:	www.silvercorp.ca

  Playback webcast can be accessed at: www.silvercorp.ca

  About Silvercorp Metals Inc.

  Silvercorp Metals Inc., China’s largest primary silver producer, is engaged in the acquisition, exploration, and development of silver related mineral properties focusing in the People's Republic of China ("China"). Silvercorp Metals Inc. is operating and developing four highly profitable Silver-Lead-Zinc mines at the Ying Mining Camp, Henan Province, China. Silvercorp is also applying for a mining permit for the newly acquired 95% owned GC/SMT property to profitably mine and produce silver, lead and zinc metals in Guangdong Province, China. In addition, Silvercorp is also exploring the 82% owned Na-Bao Polymetallic Project in Qinghai Province, China.

  The Company’s common shares are included as a component of the S&P/TSX Composite, the S&P/TSX Global Gold, and the S&P/TSX Global Mining Indexes.

  For further information: SILVERCORP METALS INC., Rui Feng, Chairman & CEO and Lorne Waldman, Corporate Secretary, Phone: (604) 669-9397, Fax: (604) 669-9387, Email: info@silvercorp.ca, Website: www.silvercorp.ca.

  CAUTIONARY DISCLAIMER -- FORWARD LOOKING STATEMENTS
  Statements in this press release other than purely historical factual information, including statements relating to mineral resources and reserves, or the Company’s future plans and objectives or expected results, constitute forward-looking statements. Forward-looking statements are based on numerous assumptions and are subject to all of the risks and uncertainties inherent in the Company’s business, including risks inherent in mineral exploration, development, and mining. Production and revenue projections are based not on mineral reserves but on mineral resources which do not have demonstrated economic viability. As a result, actual results may vary materially from those described in the forward-looking statements. There can be no assurance that such forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on such statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws. The Company expressly disclaims any obligation to update any forward-looking statements. We seek safe harbour.

SILVERCORP METALS INC.
CONSOLIDATED BALANCE SHEETS
(Unaudited - expressed in US Dollars)

	Notes	June 30, 2008	March 31, 2008
ASSETS

Current Assets
Cash and cash equivalents		$42,592,496	47,092,890
Short term investments		32,471,317	37,145,656
Accounts receivable and prepaids		11,035,520	5,259,699
Inventories	3	4,612,606	2,389,175
		90,711,939	91,887,420

Long term prepaids		2,277,554	5,194,431
Long term investments	4	17,853,691	17,873,887
Property, plant and equipment	5	17,952,478	14,349,572
Mineral rights and properties	6	148,017,344	60,904,275
Reclamation deposits		9,817	9,729
		$276,822,823	190,219,314

LIABILITIES

Current Liabilities
Accounts payable and accrued liabilities	6	$22,353,854	7,026,628
Deposits received from customers		2,350,775	2,573,202
Income tax payable		362,935	719,557
Amounts due to related parties	10	12,178,668	12,070,732
		37,246,232	22,390,119

Future income tax liabilities		25,800,631	6,345,898
Asset retirement obligation	7	1,991,780	1,225,829
		65,038,643	29,961,846

Non-controlling interests		15,699,725	11,265,197

SHAREHOLDERS' EQUITY

Share capital	8	114,236,035	78,334,543
Contributed surplus		-	1,722,036
Reserves	9	11,059,771	2,077,628
Accumulated other comprehensive income		17,536,691	14,121,627
Retained earnings		53,251,958	52,736,437
		196,084,455	148,992,271

		$276,822,823	190,219,314
Commitments and Contingencies	15

Approved on behalf of the Board:

(Signed) Greg Hall
Director

(Signed) Rui Feng
Director

SILVERCORP METALS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
(Unaudited - Expressed in US Dollars except for share figures)

		Three months ended June 30,

	Notes	2008	2007

Sales		$30,859,277	$22,253,286

Cost of sales		7,938,756	4,278,189
Amortization and depletion		1,568,442	586,053
		9,507,198	4,864,242

Gross profit		21,352,079	17,389,044

Expenses
Accretion of asset retirement obligations	7	18,533	15,156
Amortization		292,681	90,381
Foreign exchange loss (gain)		120,416	410,903
General exploration and property investigation expenses		479,251	230,739
Investor relations		94,703	57,667
Mineral properties written off		-	-
Office, administration and miscellaneous	8(d)	2,948,467	1,378,606
Professional fees		289,618	95,343
		4,243,669	2,278,795
Earnings before other income and expenses		17,108,410	15,110,249
Other income and expenses
Equity loss in investment	4	(204,731)	(120,018)
Loss on disposal of property, plant and equipment	5	(9,504)	(48,130)
Mineral property option income		-	1,913,073
Interest income		776,949	470,912
Other income		28,546	533
		591,260	2,216,370

Income before income taxes and non-controlling interests		17,699,670	17,326,619

Income tax expense
Current		2,039,512	(1,466,991)
Future		(152,870)	15,501
		1,886,642	(1,451,490)

Income before non-controlling interests		15,813,028	18,778,109

Non-controlling interests		(4,211,587)	(4,251,086)

Net income		11,601,441	14,527,023

Retained earnings, beginning of period		52,736,437	1,767,831
Appropriation to reserves		(8,982,143)	(2,077,628)
Value charged to retained earnings upon shares acquired under
normal course issuer bid		(2,103,777)	-

Retained earnings, end of period		$53,251,958	$14,217,226

Basic earnings per share		$0.08	$0.10
Diluted earnings per share		$0.08	$0.10
Weighted Average Number of Shares Outstanding - Basic		151,655,320	146,441,295
Weighted Average Number of Shares Outstanding - Diluted		153,178,476	150,235,032

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Unaudited - expressed in US Dollars)

	Three months ended June 30,
	2008	2007

Net income for the period	$11,601,441	$14,527,023
Other comprehensive income, net of taxes:
Transition adjustment to opening balance upon adoption of new standards	-	8,674
Unrealized gain (loss) on available for sale securities	(68,722)	72,853
Unrealized exchange gain (loss) on translation of self-sustaining foreign operations	1,825,999	(1,001,667)
Unrealized exchange gain on translation of functional currency to reporting currency	1,657,787	5,484,221
Other comprehensive income	3,415,064	4,564,081
Comprehensive income	$15,016,505	$19,091,104

SILVERCORP METALS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited - expressed in US Dollars)

	Three months ended June 30,
	2008	2007
Cash provided by (used for)
Operating activities
Net income for the year	$11,601,441	$14,527,023
Add (deduct) items not affecting cash :
Accretion of asset retirement obligations	18,533	15,156
Amortization	1,568,442	676,434
Equity Investment loss	204,731	120,018
Future income tax	(152,870)	15,501
Loss on disposal of property, plant, and equipment	9,504	48,130
Mineral property option income	-	(1,913,073)
Non-controlling interests	4,211,587	4,251,086
Stock-based compensation	567,035	596,906
	18,028,403	18,337,181
Net change in non-cash working capital
Accounts receivable and prepaids	(5,656,109)	(473,670)
Inventory	(2,025,204)	487,679
Accounts payable and accrued liabilities	15,323,914	1,254,098
Asset retirement obligation discharged upon payment	-	(95,415)
Income tax payable	(359,139)	(1,528,500)
Deposits received from customers	(241,499)	900,655
Cash provided by operating activities	25,070,366	18,882,028

Investing activities
Acquisition of mineral rights and properties	(31,477,543)	(2,824,185)
Acquisition of property, plant, and equipment	(3,829,869)	(1,438,164)
Purchase of long term investments	-	(130,316)
Decrease (increase) of short term investments	5,063,484	(16,036,826)
Decrease (increase) in long term prepaids	2,956,825	(1,511,033)
Disposal of property, plant, and equipment	156,975	157,352
   Distribution to non-controlling interest shareholder
	-	(3,371,257)
Advances to joint venture parties	-	(365,469)
Cash used in investing activities	(27,130,128)	(25,519,898)

Financing activities
Repayment from (advance to) related parties	107,936	(365,469)
Share subscriptions for cash, net of commission and expenses	21,092	908,209
Shares returned to treasury for cancellation	(4,655,149)	-
Cash provided by (used in) financing activities	(4,526,121)	542,740

Effect of exchange rate changes on cash and cash equivalents	2,085,489	3,011,733

Decrease in cash	(4,500,394)	(3,083,397)

Cash and cash equivalents, beginning of period	47,092,890	53,330,468

Cash and cash equivalents, end of period	$42,592,496	$50,247,071
Supplemental information:
Income tax paid	$2,039,512	$-

Non-cash investing activities:
Common shares of New Pacific Metals Corp. received as	$-	$1,913,073
partial consideration for the Option Agreement in
relation to the Kang Dian Project
Share issued for mineral rights and properties	$36,484,591	$-
Construction in process transferred to mineral rights and properties	$-	$1,313,791